             As filed with the Securities and Exchange Commission on May 4, 2001

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                            ------------------------

                                 EXTENSITY, INC.
          (Name of Subject Company--Issuer and Filing Person--Offeror)

                            ------------------------

                        OPTIONS TO PURCHASE COMMON STOCK,
                           PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                    302255104
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                ROBERT A. SPINNER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 EXTENSITY, INC.
                          2200 POWELL STREET, SUITE 300
                          EMERYVILLE, CALIFORNIA 94608
                            TELEPHONE: (510) 594-5700
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                              --------------------

                                   Copies to:
                              JAMES F. FULTON, JR.
                               COOLEY GODWARD LLP
                   FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL
                        PALO ALTO, CALIFORNIA 94306-2155
                            TELEPHONE: (650) 843-5000

                            CALCULATION OF FILING FEE

===========================================================================
TRANSACTION VALUATION*                      AMOUNT OF FILING FEE**
---------------------------------------------------------------------------
$31,836,968                                 $6,367
===========================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,824,514 shares of common stock of Extensity, Inc. having a weighted average exercise price of $6.599 as of May 1, 2001 will be exchanged pursuant to this offer.

** One-fiftieth of 1% of the value of the transaction, pursuant to Rule 0-11 of the Securities Exchange Act.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:    Not applicable.        FILING PARTY:  Not applicable.

FORM OR REGISTRATION NO.:  Not applicable.        DATE FILED:    Not applicable.

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[ ]     Third-party tender offer subject to Rule 14d-1.

[X]     Issuer tender offer subject to Rule 13e-4.

[ ]     Going-private transaction subject to Rule 13e-3.

[ ]     Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [ ]

================================================================================

-------------------
CUSIP NO. 302255104
-------------------

                                   SCHEDULE TO

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in the Offer to Exchange under the "Summary of Terms" section is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a) Name and Address. The name of the issuer is Extensity, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 2200 Powell Street, Suite 300, Emeryville, CA 94608. The information set forth in the Offer to Exchange under Section 15 ("Information About Extensity") is incorporated herein by reference.

        (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options currently outstanding under the Company's 1996 Stock Option Plan and 2000 Nonstatutory Stock Option Plan (the "Option Plans") to purchase shares of the Company's common stock, par value $0.001 per share (the "Common Stock") held by option holders as of May 1, 2001 (the "Eligible Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Option Plans, upon the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the "Summary of Terms" section,
                Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Short-Term Options and New Options") and Section 8 ("Source and Amount of Consideration; Terms of Short-Term Options and New Options") is incorporated herein by reference.

        (c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

        (a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a) Material Terms. The information set forth in the Offer to Exchange under the "Summary of Terms" section, Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Short-Term Options and New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Short-Term Options and New Options"),
                Section 10 ("Status of Options Acquired by Us in the Offer"),
                Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

        (b) Purchases. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

-------------------
CUSIP NO. 302255104
-------------------

                                   SCHEDULE TO

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) Purposes. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Short-Term Options and New Options") and Section 10 ("Status of Options Acquired by Us in the Offer") is incorporated herein by reference.

        (c)     Plans. At present, the board of directors is composed of seven
                (7) members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including without limitation, through the issuance of additional stock. On April 12, 2000, Eric Rund, Vice President of International Operations, announced his resignation from the Company effective July 13, 2001.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) Source of Funds. The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Short-Term Options and New Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

        (b) Conditions. The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

        (d)     Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

        (a)     Securities Ownership. Not applicable.

        (b) Securities Transactions. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

        (a) Financial Information. Item 8 ("Financial Statements and Notes to the Financial Statements") of Extensity, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 16 ("Additional Information") is incorporated herein by reference.

        (b)     Pro Forma Financial Information. Not applicable.



               [Remainder of this page intentionally left blank.]

-------------------
CUSIP NO. 302255104
-------------------

                                   SCHEDULE TO

ITEM 12. EXHIBITS.

EXHIBIT NUMBER                   DESCRIPTION
--------------                   -----------
99.(a)(1)(A)  Offer to Exchange, dated May 4, 2001.

99.(a)(1)(B)  Form of Electronic Letter of Transmittal.

99.(a)(1)(C)  Form of Summary of Terms.

99.(a)(1)(D)  Form of Election Form.

99.(a)(1)(E)  Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)  Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)  Extensity, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange
              Commission on March 30, 2001 and incorporated herein by reference.

99.(b)        Not applicable.

99.(d)(1)     Extensity, Inc.'s 1996 Stock Option Plan (filed as Exhibit 10.10 to the Company's Registration Statement on Form S-1 (No.
              333-90979) filed on November 15, 1999 and which Exhibit 10.10 is incorporated herein by reference).

99.(d)(2)     Extensity, Inc.'s 2000 Employee Stock Purchase Plan (filed as
              Exhibit 10.11 with the Company's Registration Statement on Form
              S-1 (No. 333-90979) filed on November 15, 1999 and which Exhibit
              10.11 is incorporated herein by reference).

99.(d)(3)     Extensity, Inc.'s 2000 Nonstatutory Stock Option Plan (filed as
              Exhibit 4.3 with the Company's S-8 Registration Statement (No.
              333-45748) filed on September 13, 2000 and which Exhibit 4.3 is incorporated herein by reference).

99.(g)        Not applicable.

99.(h)        Not applicable.

-------------------
CUSIP NO. 302255104
-------------------

                                   SCHEDULE TO

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.



               [Remainder of this page intentionally left blank.]

-------------------
CUSIP NO. 302255104
-------------------

                                  SCHEDULE TO

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2001

                                    EXTENSITY, INC.

                                    By: /s/ Robert A. Spinner
                                       -----------------------------------------
                                    Name:  Robert A. Spinner
                                    Title: President and Chief Executive Officer

-------------------
CUSIP NO. 302255104
-------------------


                                  SCHEDULE TO
                               INDEX OF EXHIBITS

EXHIBIT NUMBER                       DESCRIPTION
--------------                       -----------
99.(a)(1)(A)  Offer to Exchange, dated May 4, 2001.

99.(a)(1)(B)  Form of Electronic Letter of Transmittal.

99.(a)(1)(C)  Form of Summary of Terms.

99.(a)(1)(D)  Form of Election Form.

99.(a)(1)(E)  Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)  Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)  Extensity, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange
              Commission on March 30, 2001 and incorporated herein by reference.

99.(b)        Not applicable.

99.(d)(1)     Extensity, Inc.'s 1996 Stock Option Plan (filed as Exhibit 10.10 to the Company's Registration Statement on Form S-1 (No.333-90979)
              filed on November 15, 1999 and which Exhibit 10.10 is incorporated herein by reference).

99.(d)(2)     Extensity, Inc.'s 2000 Employee Stock Purchase Plan (filed as
              Exhibit 10.11 with the Company's Registration Statement on Form
              S-1 (No. 333-90979) filed on November 15, 1999 and which Exhibit
              10.11 is incorporated herein by reference).

99.(d)(3)     Extensity, Inc.'s 2000 Nonstatutory Stock Option Plan (filed as
              Exhibit 4.3 with the Company's S-8 Registration Statement (No.
              333-45748) filed on September 13, 2000 and which Exhibit 4.3 is incorporated herein by reference).

99.(g)        Not applicable.

99.(h)        Not applicable.